UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

                                    (Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to                     .

Commission file number  1-8649.

A. Full title of the plan and address of the plan if different from that of the issuer named below:

The Toro Company Investment, Savings, and Employee Stock Ownership Plan

The Toro Company
8111 Lyndale Avenue South
Minneapolis, MN  55420
Attn: Director, Tax Accounting

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Toro Company
8111 Lyndale Avenue South
Minneapolis, MN  55420

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrator
The Toro Company Investment, Savings,
and Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of The Toro Company Investment, Savings, and Employee Stock Ownership Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of the year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Minneapolis, Minnesota

June 28, 2007

        THE TORO COMPANY INVESTMENT, SAVINGS,
        AND EMPLOYEE STOCK OWNERSHIP PLAN

        Statements of Net Assets Available for Benefits

        December 31, 2006 and 2005

	2006	2005
Assets held by Trustee:
Cash and cash equivalents	$130,126	101,157
Investments at fair value
Mutual funds	275,322,648	227,893,705
The Toro Company Common Stock	211,063,851	219,066,721
Bond collective funds	21,643,424	17,845,756
Master Trust fund	85,386,077	78,713,802
Loans	23,871	30,622

Total investments	593,439,871	543,550,606

Employee contribution receivable	47,511	44,272
Employer contribution receivable	12,107,989	11,852,788
Net assets available for benefits at fair value	605,725,497	555,548,823
Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	1,153,751	1,022,208
Net assets available for benefits	$606,879,248	556,571,031

See accompanying notes to financial statements.

        THE TORO COMPANY INVESTMENT, SAVINGS,
        AND EMPLOYEE STOCK OWNERSHIP PLAN

        Statements of Changes in Net Assets Available for Benefits

        December 31, 2006 and 2005

	2006	2005
Investment income:
Interest and dividends	$16,349,796	8,500,775
Net realized/unrealized gain in the fair value of investments	38,404,540	26,907,407
Pro rata share of income from Master Trust	3,784,694	3,195,154

Net investment income	58,539,030	38,603,336

Employer contributions	15,084,808	14,695,150
Participant contributions	12,500,531	11,994,170
Rollover contributions	525,472	856,776

Total contributions	28,110,811	27,546,096

Benefit payments	(36,341,624)	(25,541,450)

Net increase in net assets available for benefits	50,308,217	40,607,982

Net assets available for benefits:
Beginning of year	556,571,031	515,963,049

End of year	$606,879,248	556,571,031

See accompanying notes to financial statements.

        THE TORO COMPANY INVESTMENT, SAVINGS,
        AND EMPLOYEE STOCK OWNERSHIP PLAN

        Notes to Financial Statements

        December 31, 2006 and 2005

(1)	Summary of Significant Accounting Policies

(a)	Basis of Financial Statement Presentation

The accompanying financial statements of The Toro Company Investment, Savings, and Employee Stock Ownership Plan are presented in accordance with U.S generally accepted accounting principles. The accounting records of the Plan are maintained on the accrual basis.

(b)	Investments

The Plan’s investments are held by JP Morgan Retirement Plan Services (the Trustee). The investment securities are stated at fair values based upon published quotations or, in the absence of available quotations, at fair values determined by the Trustee. Purchases and sales of securities are recorded on a trade-date basis.

The Company maintains one Master Trust, the Wells Fargo Stable Value Fund E (Master Trust) for three profit sharing and retirement plans that are sponsored by the Company. The three plans are the Plan, The Toro Company Profit Sharing Plan for Plymouth Union Employees and the Hahn Equipment Company Savings Plan for Union Employees. The purpose of the Master Trust is to pool investment transactions and achieve uniform rates of return on comparable funds under all plans.  The Master Trust invests in fully benefit-responsive investment contracts stated at fair value and then adjusted to contract value.  Fair value of the contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

The Plan’s proportionate share of net investment income from the Master Trust is based upon the percentage of the fair value of the Plan’s investment in the master trust’s net assets. The Plan’s percentage interest in the net assets of the Master Trust was approximately 99% as of December 31, 2006 and 2005.

(c)	Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(d)	Concentrations of Risk

The Plan has investments in a variety of investment funds.  Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Since the assets held by the Trust include The Toro Company Common Stock, the anticipated assets available for benefits in 2007 will be the result of the Company’s future stock market performance, which is subject to various risk factors described more fully in the Company’s periodic filings with the Securities and Exchange Commission.

        THE TORO COMPANY INVESTMENT, SAVINGS,
        AND EMPLOYEE STOCK OWNERSHIP PLAN

        Notes to Financial Statements

        December 31, 2006 and 2005

  (e)      Adoption of New Accounting Guidance

The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP).  As required by the FSP, investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by the FSP, the Statements of Net Assets Available for Benefits presented the fair value of the Master Trust, as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

(f)	Reclassifications

Certain amounts from prior years’ financial statements have been reclassified to conform to the current year presentation.

(2)	Summary Description of Plan

The following description of The Toro Company Investment, Savings, and Employee Stock Ownership Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document restated as of January 1, 2006 for more complete information.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  Effective January 1, 2002, The Toro Company Employee Stock Ownership Plan was merged into The Toro Company Investment and Savings Plan to become The Toro Company Investment, Savings, and Employee Stock Ownership Plan. However, there continues to be an Employee Stock Ownership (ESOP) portion and a profit sharing portion of the Plan.  Effective September 2, 2003, the Exmark Manufacturing Company, Inc. 401(k) Profit Sharing Plan was merged into the Plan. The Exmark Manufacturing Company, Inc. 401(k) Profit Sharing Plan offered loans to participants.  Since loans are not offered under the Plan, outstanding loan balances were transferred as a result of the merger into the Plan and continue to be repaid by participants.

The primary purpose of the ESOP portion of the Plan is to provide employees who become participants in the Plan an opportunity to have their account balances invested in Common Stock of The Toro Company. The portions of participant accounts that hold Company Common Stock are included in the ESOP portion of the Plan.  The portions of participant accounts that do not hold such stock are included in the profit sharing portion of the Plan.

Participants may make their own contributions to the Plan.  These are initially made to the profit sharing portion of the Plan.

Plan participants are also eligible to have the Company make ESOP and Investment Fund Contributions to the Plan on their behalf after two years of qualifying service with the Company. Participants are fully vested in the entire balance of their individual accounts attributable to those contributions. The Company also makes matching contributions to the Plan with respect to Participant contributions. Participants are eligible for matching contributions after completing one

        THE TORO COMPANY INVESTMENT, SAVINGS,
        AND EMPLOYEE STOCK OWNERSHIP PLAN

        Notes to Financial Statements

        December 31, 2006 and 2005

year of qualifying service with the Company. Company matching contributions, together with income attributable thereto, vest at a rate of 20% after one year of vesting service, with an additional 20% being accumulated annually thereafter until the participant is 100% vested.  ESOP Contributions and Matching Contributions are initially invested in Company Common Stock.

Participants may choose to have their accounts including those initially invested in Company Common Stock invested in any of the investment funds made available under the Plan or in Company Common Stock.  All contributions under the Plan are made to a trust that holds all of the assets of the Plan.

Benefit payments and transfers of participants’ interests are made by the Trustee.

During the year ended December 31, 2006 and 2005, forfeited nonvested accounts totaled $4,921 and $10,400, respectively. These accounts are used to offset future employer contributions.

The Company absorbs all administrative costs of the Plan, with the exception of investment management fees, which are netted against investment income.

(3)	Funding Policy, Contributions, and Plan Transfers

For the ESOP portion of the plan, the funding policy is to make annual contributions pursuant to a formula and to make matching contributions. The formula contribution is made by the Company and equals 1.5% of total participant compensation earned during the plan year. The formula contribution is allocated to participants based on the participants’ compensation earned during the plan year as a percentage of total plan year compensation.

For the profit sharing portion of the Plan, the funding policy is to make annual investment fund contributions to the Plan in amounts determined by a formula set forth in the Plan. The contribution formula is based on 5.5% of the participants’ total compensation earned during the plan year plus 5.5% of the participants’ compensation above the Social Security taxable wage base as of the beginning of the plan year. Investment income is allocated based on participants’ account balances.

Participant contributions are made to the profit sharing portion of the Plan.  They consist of salary reduction elections under a 401(k) feature, voluntary after-tax contributions, and rollover funds from other qualified plans. The Company is required to make a matching contribution into the ESOP portion of the plan equal to 50% of the participants’ contributions to the Plan not to exceed 2% of the participants’ total compensation made.  That contribution is invested in Company Common Stock.

Transfers to/from other funds represent participant elected rollovers to/from plans of other employers or other transfers to/from other plans.

(4)	Party-in-interest Transactions

JP Morgan Retirement Plan Services (Trustee of the Plan) and The Toro Company are parties-in-interest with respect to the Plan. In the opinion of the Plan’s legal counsel, certain transactions between the Plan, the Trustee, and the Company are exempt from being considered as “prohibited transactions” under ERISA Section 408(b).

        THE TORO COMPANY INVESTMENT, SAVINGS,
        AND EMPLOYEE STOCK OWNERSHIP PLAN

        Notes to Financial Statements

        December 31, 2006 and 2005

(5)           Plan Termination

The Company has voluntarily agreed to make contributions to the Plan. Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. Each participant’s interest in the Plan is 100% vested at all times, except for the portion attributable to matching contributions which is vested in a manner described above. Upon termination of the Plan, interests of active participants in the Plan fully vest.

(6)	Investments

Under the terms of the trust agreement, the Trustee manages investment funds on behalf of the Plan. The Trustee has been granted discretionary authority concerning the purchases and sales of the investments of the investment funds, except to the extent the Trustee is subject to the discretion of participants, other fiduciaries or the Company. In accordance with the trust agreement, certain assets of the Plan are held together with assets of other plans sponsored by the Company in the Master Trust.

The net assets available for benefits of the Master Trust as of December 31, 2006 and 2005 were $86,793,756 and $80,018,240, respectively. All assets of the Master Trust were held in short-term investment funds.

The changes in net assets available for benefits of the Master Trust for the years ended December 31, 2006 and 2005 were as follows:

	2006	2005
Realized gain on investments	$625,159	342,341
Unrealized gain on investments	3,171,227	2,861,851
Deposits by participating plans	18,160,080	19,104,981
Withdrawals by participating plans	(15,180,950)	(19,055,998)

Increase in net assets	6,775,516	3,253,175

Net assets available for benefits:
Beginning of year	80,018,240	76,765,065

End of year	$86,793,756	80,018,240

        THE TORO COMPANY INVESTMENT, SAVINGS,
        AND EMPLOYEE STOCK OWNERSHIP PLAN

        Notes to Financial Statements

        December 31, 2006 and 2005

The following investments represent more than 5% of the Plan’s net assets available for benefits as of December 31, 2006 and 2005:

	2006	2005
Growth Fund of America	$62,649,042	56,368,332
Vanguard Institutional Index	37,456,485	31,062,763
American Century Large Company Value Fund	66,868,298	57,941,563
ICM Small Company	30,696,096	25,006,040
Fidelity Diversified International Fund	47,724,396	34,135,926
The Toro Company Common Stock**	211,063,851	219,066,721
Master Trust fund	85,386,077	78,713,802

**Party-in-interest, participant and nonparticipant directed investment

During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $38,404,540 and $26,907,407, respectively, as follows:

	2006	2005
Mutual funds	$23,380,102	11,270,293
The Toro Company Common Stock	14,193,226	15,276,179
Bond collective funds	831,212	360,935
	$38,404,540	26,907,407

        THE TORO COMPANY INVESTMENT, SAVINGS,
        AND EMPLOYEE STOCK OWNERSHIP PLAN

        Notes to Financial Statements

        December 31, 2006 and 2005

Information about the net assets and the significant components of the changes in net assets relating to the investment in The Toro Company Common Stock is as follows:

		Non-
		participant	Participant
	Total	directed	directed
	2006	2006	2006
Net assets:
The Toro Company Common Stock	$211,063,851	131,906,325	79,157,526

Investment income:
Dividends	$1,739,003	1,076,292	662,711
Net realized/unrealized gain in the
fair value of investments	14,193,226	8,630,823	5,562,403

Net investment income	15,932,229	9,707,115	6,225,114

Total contributions	7,190,973	5,349,100	1,841,873
Benefit payments	(12,024,444)	(6,316,030)	(5,708,414)
Transfers to/from other funds	(19,101,628)	(10,811,953)	(8,289,675)

Decrease in net assets
available for benefits	(8,002,870)	(2,071,768)	(5,931,102)

Net assets available for benefits:
Beginning of year	219,066,721	133,978,093	85,088,628

End of year	$211,063,851	131,906,325	79,157,526

        THE TORO COMPANY INVESTMENT, SAVINGS,
        AND EMPLOYEE STOCK OWNERSHIP PLAN

        Notes to Financial Statements

        December 31, 2006 and 2005

		Non-
		participant	Participant
	Total	directed	directed
	2005	2005	2005
Net assets:
The Toro Company Common Stock	$219,066,721	133,978,093	85,088,628

Investment income:
Dividends	$1,266,548	774,479	492,069
Net realized/unrealized gain in the
fair value of investments	15,280,857	9,413,770	5,867,087

Net investment income	16,547,405	10,188,249	6,359,156

Total contributions	7,264,491	5,244,508	2,019,983
Benefit payments	(8,459,051)	(4,921,641)	(3,537,410)
Transfers to/from other funds	(11,741,602)	(9,042,308)	(2,699,294)

Increase in net assets
available for benefits	3,611,243	1,468,808	2,142,435

Net assets available for benefits:
Beginning of year	215,455,478	132,509,285	82,946,193

End of year	$219,066,721	133,978,093	85,088,628

(7)	Federal Income Taxes

The Plan Administrator has received a determination letter from the Internal Revenue Service, dated October 23, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and that the trust created under the Plan is exempt from federal income taxes under Section 501(a) of the Code. The Plan has been amended since the date of this letter, however the Plan Administrator believes that the Plan and its related trust continue to qualify under the provisions of Sections 401(a) and 501(a) of the Code and are exempt from federal income taxes. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

        THE TORO COMPANY INVESTMENT, SAVINGS,
        AND EMPLOYEE STOCK OWNERSHIP PLAN

        Notes to Financial Statements

        December 31, 2006 and 2005

(8)	Related Party

The Plan’s investments are held by JP Morgan Retirement Plan Services (Trustee of the Plan). Some of the investment funds available to participants also include mutual funds managed by JP Morgan.

(9)	Reconciliation of Differences Between these Financial Statements and the Financial Information Required on Form 5500:

December 31,
2006
Net assets available for benefits as presented in these
financial statements	$606,879,248

Adjustment from contract value to fair value for
fully benefit-responsive investment contracts	(1,153,751)
Adjustment for employer contribution receivable	(32,843)
Adjustment for employee contribution receivable	(47,511)

Net assets available for benefits as presented on Form 5500	$605,645,143

Year Ended
December 31,
2006
Net increase in net assets available for benefits as
presented in these financial statements	$50,308,217

Adjustment from contract value to fair value for
fully benefit-responsive investment contracts	(1,153,751)
Adjustment for employer contribution receivable at December 31, 2006	(32,843)
Adjustment for employee contribution receivable at December 31, 2006	(47,511)
Adjustment for employer contribution receivable at December 31, 2005	12,963
Adjustment for employee contribution receivable at December 31, 2005	44,272

Net increase in net assets available for benefits as
presented on Form 5500	$49,131,347

        THE TORO COMPANY INVESTMENT, SAVINGS,
        AND EMPLOYEE STOCK OWNERSHIP PLAN

        Notes to Financial Statements

        December 31, 2006 and 2005

December 31,
2005
Net assets available for benefits as presented in these
financial statements	$556,571,031

Adjustment for employer contribution receivable	(12,963)
Adjustment for employee contribution receivable	(44,272)

Net assets available for benefits as presented on Form 5500	$556,513,796

Year Ended
December 31,
2005
Net increase in net assets available for benefits as
presented in these financial statements	$40,607,982

Adjustment for employer contribution receivable at December 31, 2005	(12,963)
Adjustment for employee contribution receivable at December 31, 2005	(44,272)
Adjustment for employer contribution receivable at December 31, 2004	11,312
Adjustment for employee contribution receivable at December 31, 2004	40,883

Net increase in net assets available for benefits as
presented on Form 5500	$40,602,942

        THE TORO COMPANY INVESTMENT, SAVINGS,
        AND EMPLOYEE STOCK OWNERSHIP PLAN

 Schedule of Assets (Held at End of the Year)

December 31, 2006

	Face
	amount		Fair
Description	or shares	Cost***	value

Barclays Global Investors	1,599,516		$21,643,423
Artisan Mid Cap Fund	294,499		8,971,299
JP Morgan MidCap Value*	530,410		13,786,011
STI Classics Small Cap Growth Stock Fund	356,310		7,171,022
Fidelity Diversified International Fund	1,291,403		47,724,396
Growth Fund of America	1,917,592		62,649,042
ICM Small Company	821,402		30,696,096
Vanguard Institutional Index	289,037		37,456,485
American Century Large Company Value Fund	8,821,675		66,868,298
Loan Fund	23,871		23,871
The Toro Company Common Stock**	4,526,353	$55,682,024	211,063,851
Master Trust fund	86,539,828		85,386,077

Total investments			$593,439,871

*Party-in-interest
**Party-in-interest, participant and nonparticipant directed investment
*** Information not required for participant directed investments

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Toro Company Investment, Savings, and
Employee Stock Ownership Plan

Date: June 28, 2007	By /s/ Stephen P. Wolfe
Stephen P. Wolfe
Vice President Finance
and Chief Financial Officer
of The Toro Company

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm